EXHIBIT 99.9

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RESOURCES SETTLES PXP LOAN BY ISSUING SHARES

Dateline: Vancouver, British Columbia

Ticker: “FECOF”

Date: July 31, 2025

FEC RESOURCES INC. (PINK LIMITED: FECOF) (“FEC” or the “Company”) is pleased to report that PXP Energy Corporation (“PXP”) agreed to convert its outstanding loan of $1,011,155.88 plus accrued interest to July 31, 2025 of $146,604.90 into shares of FEC at $0.0088 per FEC share. 131,563,725 common shares of FEC were issued to settle a total of $1,157,760.78 in debt.

On behalf of the Board of,

FEC Resources Inc.

Daniel Carlos

Director and Chief Executive Officer